March 31, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jay Ingram, Legal Branch Chief

	Re:	Cereplast, Inc.
Registration Statement on Form S-3
Filed on February 11, 2011
File No. 333-172204
Ladies and Gentlemen:
     On behalf of Cereplast, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of March 8, 2011.
General
1.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X. Refer generally to Interpretation 223.01 of our Securities Act Forms Compliance and Disclosure Interpretations.
Response:
The financial statements have been updated in accordance with the Staff’s comment.
Incorporation of Documents by Reference
2.	In your next amendment, please incorporate by reference your Form 8-K filed on February 22, 2011.
Response:
The Company’s Form 8-K filed on February 22, 2011 has been incorporated by reference in accordance with the Staff’s comment.
61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

Undertakings, page 18
3.	It does not appear that you are eligible to rely on the undertaking contained in Item 512(a)(5)(i) of Regulation S-K. Please advise or revise to remove this undertaking.
Response:
The undertaking contained in Item 512(a)(5)(i) of Regulation S-K has been removed from the registration statement.
Exhibit 5.1 — Legal Opinion of Sichenzia Ross Friedman Ference LLP
4.	Please arrange for counsel to opine on the corporate laws of Nevada, the jurisdiction of incorporation.
Response:
Exhibit 5.1 has been revised to refer to the corporate laws of Nevada in accordance with the Staff’s comment.

Very Truly Yours,
/s/ Marcelle S. Balcombe

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com